# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCF Global, Inc., CIK 0002019793
CUSIP: 98400U103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 10/16/2026
Amends the filing with accession number 0002106572-26-000002
Filed by CIK 0002106572
Persons authorized to receive notices and communications: Samuel E. Whitley, 24285 Katy Freeway, Suite 300, Katy, Texas (TX), 77494, 2812060434

## Reporting persons
- EEME Energy SPV I, LLC (CIK 0002106572): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC), subject company funds (SC); sole voting power 228,897,417.6; shared voting power 0; sole dispositive power 228,897,417.6; shared dispositive power 0; aggregate amount beneficially owned 228,897,417.6 (38.3% of the class)
- Majique Ladnier: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), subject company funds (SC); sole voting power 270,564,515.6; shared voting power 0; sole dispositive power 270,564,515.6; shared dispositive power 0; aggregate amount beneficially owned 270,564,515.6 (45.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: XCF Global, Inc.
Address of issuer's principal executive offices: 3040 POST OAK BLVD., 3040 POST OAK BLVD., HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Residence or business address:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Present principal occupation or employment:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Criminal convictions in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Civil proceedings (securities laws) in the last five years:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).
Citizenship:
EEME Energy SPV I, LLC ("EEME"), a company whose address is 30 N Gould St., Ste. R, Sheridan, WY
82801. EEME's primary business is investing in XCF and other companies involved in the sustainable aviation fuel business. EEME has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

Majique Ladnier, an individual whose address is 512 Alta Vista Ct., El Dorado Hills, CA 95762 ("Ladnier"). The primary business of Ladnier is investing in XCF and other companies involved in the sustainable aviation fuel business. Ladnier has not been a party to a proceeding required to be disclosed pursuant to Item 2(e).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares acquired by the Reporting Persons were acquired by converting promissory notes in the principal amount of $8,400,000 into shares of XCF stock, outright purchases of XCF stock, and payment of an advisory fee. The amounts paid to XCF for the promissory notes and outright purchases of XCF stock were obtained from loans by investors to EEME.

On October 16, 2026, EEME acquired 119,397,858 shares of XCF common stock upon XCF's acquisition of 100% of the stock of Southern Energy Renewables, Inc. pursuant to the Business Combination Agreement by and among XCF Global, Inc., Devvstream Corp., Southern Energy Renewables Inc., Southern Merger Sub Inc. and Devvstream Merger Sub Inc. dated April 13, 2026 (the "BCA").

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the BCA, EEME acquired 119,397,858 shares of XCF common stock upon XCF's acquisition of 100% of the stock of Southern Energy Renewables, Inc. Also pursuant to the BCA, XCF appointed two directors selected by EEME, Chad J. Langley and John Wharton, to XCF's Board of Directors.

The Reporting Persons may purchase and sell common stock of XCF in their sole discretion and at such times as they deem convenient, subject to applicable law and the Lock-Up Agreement described in Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3, are incorporated by reference into this Item 5. EEME beneficially owns 228,897,417.60 shares of XCF common stock. Ms. Ladnier is the sole member of EEME. As such, she has the power to direct the vote and disposition of EEME's shares of XCF. GL Part SPV I LLC ("GL I") beneficially owns 14,187,115 shares of XCF common stock. Ms. Ladnier is the sole member of GL I. As such, she has the power to direct the vote and disposition of GL I's shares of XCF. GL Part SPV II LLC ("GL II") beneficially owns 27,479,983 shares of XCF common stock, and has the right to acquire warrants up to $99,000,000 of additional shares of XCF Class A Common Stock until December 31, 2026. Ms. Ladnier is the sole member of GL II. As such, she has the power to direct the vote and disposition of GL II's shares of XCF.
Transactions in the class effected during the past sixty days: On September 14, 2026, 6,891,798 shares were acquired by GL II pursuant to a Common Stock Purchase Warrant. Ms. Ladnier is the sole member of GL II.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person and the Company entered into a Company Support & Lock-Up Agreement as of April 13, 2026 (the "Lock-Up Agreement"), whereas the Reporting Person agreed to not trade the XCF shares issued pursuant to the BCA for 6 months after the Closing of the business combination set forth in the BCA.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex. 1 Joint Filing Agreement, incorporated by reference
Ex. 2 Company Support & Lock-Up Agreement, incorporated by reference

## Signatures
- EEME Energy SPV I, LLC: EEME Energy SPV I, LLC, Majique Ladnier, managing member (10/16/2026)
- Majique Ladnier: Majique Ladnier, Majique Ladnier, self (10/16/2026)